UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                  ANORMED, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    035910108
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                    Leo Kirby
                         667 Madison Avenue, 19th Floor
                               New York, NY 10021
                                 (212) 521-2418
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 11, 2006
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

                                  SCHEDULE 13D


CUSIP No. 035910108                                           Page 2 of 10 Pages

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Julian C. Baker
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                         (a) |_|
                                                                     (b) |X|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
          SOURCE OF FUNDS (See Instructions)
   4
                   WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                      (a) |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         0
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
------------------------- ------- ----------------------------------------------
                            8     SHARED VOTING POWER

                                           9,411,500
------------------------- ------- ----------------------------------------------
                                  SOLE DISPOSITIVE POWER
                            9
                                           0
------------------------- ------- ----------------------------------------------
                                  SHARED DISPOSITIVE POWER
                            10
                                           9,411,500
------------------------- ------- ----------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   9,411,500
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   23.3%
--------- ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
   14
                   IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 035910108                                           Page 3 of 10 Pages

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Felix J. Baker
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                         (a) |_|
                                                                     (b) |X|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
          SOURCE OF FUNDS (See Instructions)
   4
                   WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                      |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         25,000
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
------------------------- ------- ----------------------------------------------
                            8     SHARED VOTING POWER

                                           9,411,500
------------------------- ------- ----------------------------------------------
                                  SOLE DISPOSITIVE POWER
                            9
                                           25,000
------------------------- ------- ----------------------------------------------
                                  SHARED DISPOSITIVE POWER
                            10
                                           9,411,500
------------------------- ------- ----------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   9,436,500
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   23.3%
--------- ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
   14
                   IN
--------- ----------------------------------------------------------------------

      This Amendment No. 2 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the "Reporting Persons") to amend and supplement the statement on Schedule 13D previously filed by them, as heretofore amended. Except as amended and supplemented hereby, that statement remains in full force and effect.

Item 4. Purpose of Transaction.

      Following the filing by the Reporting Persons of their Amendment No. 1 to their statement on Schedule 13D, the Reporting Persons were contacted by David Scott, the Chairman of the Board of the Company. In their discussion with Mr. Scott, the Reporting Persons suggested that the composition of the Board of Directors be changed so that Felix Baker, who is already a director of the Company, would become Chairman and a majority of the members of the Board would consist of Dr. Baker and independent nominees suggested by him.

      Subsequently, Mr. Scott sent a letter dated January 11, 2006 to Dr. Baker, asking for further information regarding the proposal. A copy of this letter is attached as Exhibit 2 to this Amendment No. 2. On January 13, 2006, Dr. Baker replied to Mr. Scott by enclosing a formal request for the calling of a shareholders' meeting to remove the current directors and elect a new Board. A copy of this letter is attached as Exhibit 3 to this Amendment No. 2. As of the time of filing this Amendment No. 2, no response to the letter attached as
Exhibit 3 has been received.

      The Reporting Persons intend to continue to evaluate their alternatives as circumstances develop.






Item 5. Interest in Securities of the Issuer.

            Because of certain business relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. However, the filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

            Set forth in the table below is the aggregate number of shares of Common Stock owned, including shares that may be acquired upon the exercise of options by each of the following on January 13, 2006, together with the percentage of outstanding shares of Common Stock that such ownership represents based upon 40,501,692 shares outstanding as reported on the Company's December 8, 2005 press release.

                               Page 4 of 10 Pages

                                                       Percent of Class
                     Name           Number of Shares     Outstanding
                     ----           ----------------     -----------

Baker Bros. Investments, L.P.             330,058            0.8%
Baker Bros. Investments II, L.P.          351,749            0.9%
Baker Biotech Fund I, L.P.              3,604,520            8.9%
Baker Biotech Fund II, L.P.             3,308,484            8.2%
Baker Biotech Fund II (Z), L.P.           446,129            1.1%
Baker Biotech Fund III, L.P.            1,065,455            2.6%
Baker Biotech Fund III (Z), L.P.          193,791            0.5%
14159, L.P.                                83,137            0.2%
Baker / Tisch Investments, L.P.            28,177            0.1%
Felix J. Baker                             25,000            0.0%
                                        ---------            ----
Total                                   9,436,500           23.3%


            By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.


                               Page 5 of 10 Pages

            In addition to the December 8, 2005 purchases of Common Stock reported on the reporting persons' previously filed Schedule 13D Amendment No.1, the issuer granted 5,000 stock options to Felix J. Baker in connection with his service as a director of the issuer on December 15, 2005. Each option represents the right to purchase one share of Common Stock at an exercise price of $4.42 CAD.



Item 7. Material To Be Filed as Exhibits.

Exhibit 1         Agreement regarding the joint filing of this statement.

Exhibit 2         Letter dated January 11, 2006 from David Scott to Felix Baker.

Exhibit 3         Letter dated January 13, 2006 from Felix Baker to David Scott.


                               Page 6 of 10 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2006

                                                     By:  /s/ Julian C. Baker
                                                          ----------------------
                                                             Julian C. Baker

                                                     By:  /s/ Felix J. Baker
                                                          ----------------------
                                                            Felix J. Baker

                               Page 7 of 10 Pages